Exhibit 10.2

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this "Agreement") is made and entered into as of August 1, 2006, between Michael J. Gaughan ("Seller"), and Boyd Gaming Corporation, a Nevada corporation ("Purchaser").

A.   Seller owns 15,790,005 shares of common stock of Purchaser (the "Stock").

B.   Seller has entered into that certain Unit Purchase Agreement dated as of July 25, 2006, as amended by the letter agreement dated as of August 1, 2006 (as so amended and as may be amended in the future, the "Unit Purchase Agreement"), by and among Seller, Purchaser, Coast Hotels and Casinos, Inc., a Nevada corporation and indirect, wholly owned subsidiary of Purchaser ("Coast"), and Silverado South Strip, LLC, a Nevada limited liability company and wholly-owned subsidiary of Coast, pursuant to which Seller has agreed to, among other things, sell shares of Stock in the Offering.

C.   Seller intends to sell 11,842,504 shares of the Stock (the "Firm Shares") in the Offering (as defined in the Unit Purchase Agreement) and intends to grant the underwriters in the Offering an option (the "Over-Allotment Option") to purchase up to an additional 500,000 shares of the Stock (the "Over-Allotment Shares") in connection with the Offering.

D.   Concurrent with and contingent upon the closing of the sale of the Firm Shares in the Offering, Purchaser desires to purchase, and Seller desires to sell, 3,447,501 shares of the Stock owned by Seller (the "Initial Closing Shares"), and concurrent with and contingent upon the closing of the last sale of the Over-Allotment Shares in connection with the Offering or the expiration of the Over-Allotment Option without exercise, Purchaser desires to purchase, and Seller desires to sell, all Over-Allotment Shares that are not sold in connection with the Offering (the "Subsequent Closing Shares"), in each case on the terms and conditions hereinafter set forth.

D.   All capitalized terms not defined herein shall have the definitions set forth in the Unit Purchase Agreement.

NOW, THEREFORE, the parties hereto, in consideration of the mutual terms, covenants and conditions hereinafter set forth, agree as follows:

I.   PURCHASE

     A.   Purchases of Stock.

          1.   At the Initial Closing (as defined in Section III below), Purchaser agrees to purchase from Seller, and Seller agrees to sell to Purchaser, the Initial Closing Shares, subject to the terms and conditions of this Agreement. At the Initial Closing, title to the Initial Closing Shares purchased from Seller pursuant to this Agreement shall pass to Purchaser.

2.   At the Subsequent Closing (as defined in Section III below), Purchaser agrees to purchase from Seller, and Seller agrees to sell to Purchaser, the Subsequent Closing Shares, if any, subject to the terms and conditions of this Agreement. At the Subsequent Closing, title to the Subsequent Closing Shares purchased from Seller pursuant to this Agreement shall pass to Purchaser.

B.   Consideration.

1.   At the Initial Closing, as consideration for the sale and transfer of the Initial Closing Shares sold and transferred pursuant hereto, Purchaser shall issue a note (the "Initial Closing Note") substantially in the form of Exhibit 6.10(d)(2) to the Unit Purchase Agreement to Seller and shall deliver the Initial Closing Note to the Escrow Agent on behalf of Seller. The Initial Closing Note shall have an initial aggregate principal amount equal to the aggregate purchase price of the shares of Initial Closing Shares purchased from Seller hereunder.

2.   At the Subsequent Closing, if any, as consideration for the sale and transfer of the Subsequent Closing Shares sold and transferred pursuant hereto, Purchaser shall issue a note (the "Subsequent Closing Note") substantially in the form of Exhibit 6.10(d)(2) to the Unit Purchase Agreement to Seller and shall deliver the Subsequent Closing Note to the Escrow Agent on behalf of Seller. The Subsequent Closing Note shall have an initial aggregate principal amount equal to the aggregate purchase price of the shares of Subsequent Closing Shares purchased from Seller hereunder.

C.   Delivery of the Stock. Seller agrees to deliver any and all share certificates representing Initial Closing Shares and, if any, the Subsequent Closing Shares sold hereunder to Purchaser, properly endorsed to Purchaser, at the Initial Closing and Subsequent Closing, as applicable.

II.   WARRANTIES OF PURCHASER AND SELLER.

A.   Warranties of Purchaser. Purchaser has full corporate power and authority to enter into this Agreement and to consummate the transactions that are contemplated by this Agreement and to perform its obligations hereunder. All authorizations and consents necessary for the execution and delivery of this Agreement on behalf of Purchaser have been obtained by Purchaser. This Agreement has been duly authorized, executed and delivered by or on behalf of Purchaser and constitutes a valid and binding agreement of Purchaser enforceable against Purchaser in accordance with the terms hereof.

B.   Warranties of Seller. Seller hereby represents and warrants to Purchaser as follows:

1.   Seller has full power, authority and legal right to enter into this Agreement and has the capacity to enter into this Agreement, to make the representations, warranties and agreements made by Seller herein, and to consummate the transactions that are contemplated by this Agreement and to perform his obligations hereunder. This

Agreement has been duly executed and delivered by or on behalf of Seller and constitutes a valid and binding agreement of Seller enforceable against Seller in accordance with the terms hereof.

2.   Seller acknowledges that he has had access to all of the information that he considers necessary or appropriate to make an informed decision regarding the transactions contemplated by this Agreement and has such knowledge and experience in business and financial matters generally and regarding Purchaser and its Subsidiaries so as to enable him to understand and evaluate the risks and benefits of selling the Stock and to make an informed investment decision and to protect his own interest in connection with such decision and the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby.

3.   Intentionally Omitted.

4.   Seller has (a) good and marketable title to the Stock to be sold pursuant to this Agreement, free and clear of all Liens, Encumbrances, claims or other obligations relating to any sale, transfer or delivery thereof (except as set forth on Exhibit "A" attached hereto and pursuant to that certain Stockholders Agreement among Purchaser, William S. Boyd, Seller and Franklin Toti, dated as of July 1, 2004) and upon the delivery of and payment for such shares of Stock, Seller will deliver good and marketable title thereto, free and clear of all Liens, Encumbrances and claims whatsoever, and (b) all authorization and approvals required by Law, to sell, transfer and deliver such shares of Stock to Purchaser hereunder.

III.   THE CLOSINGS.

A.   Place and Time of the Closings. The closing of the purchase and sale of the Initial Closing Shares (the "Initial Closing") shall take place concurrently with the closing of the sale of the Firm Shares in the Offering at the offices of Morrison & Foerster LLP, 19900 MacArthur Boulevard, Irvine, California 92612. The closing of the purchase and sale of the Subsequent Closing Shares, if any, (the "Subsequent Closing") shall take place concurrently with the later to occur of (i) the closing of the last purchase by the underwriters of the Over-Allotment Shares in connection with the Offering, or (ii) the expiration of the Over-Allotment Option without exercise in full, at the offices of Morrison & Foerster LLP, 19900 MacArthur Boulevard, Irvine, California 92612; provided that, in the event the underwriters in the Offering at any time prior to the expiration of the Over-Allotment Option inform Seller that they will not exercise any remaining portion of the Over-Allotment Option, the Subsequent Closing shall occur as promptly as practicable following the date such notice is given. The Initial Closing and the Subsequent Closing are each referred to as a "Closing" and collectively referred to as the "Closings."

B.   Conduct of the Closings.

1.   At each Closing, Seller or its agents shall deliver to Purchaser:

(a)   the certificate(s) for the Seller's Initial Closing Shares or the Subsequent Closing Shares, as applicable, being sold hereunder (the "Certificates");

(b)   an Assignment Separate From Certificate substantially in the form of Exhibit "B," with respect to the Initial Closing Shares or the Subsequent Closing Shares, as applicable, duly endorsed to Purchaser; and

(c)   an executed Spousal Consent in the form attached hereto as Exhibit "C."

2.   At each Closing, Purchaser or its agents shall deliver a duly executed Initial Closing Note or Subsequent Closing Note, as applicable, to the Escrow Agent on behalf of the Seller.

3.   Upon reasonable request, Seller agrees to execute and deliver any additional documents reasonably deemed by Purchaser to be necessary or desirable to complete the sale of the shares of Initial Closing Shares or the Subsequent Closing Shares, as applicable.

C.   Conditions to the Closings.

1.   The obligation of Seller to effect each Closing is subject to the satisfaction of each of the following conditions prior to the Closing, any of which may be waived in writing exclusively by Seller:

(a)   The representations and warranties of Purchaser contained in this Agreement shall be true and correct in all respects on the date hereof and at and as of the Closing as if made at and as of such time. Seller shall have received a certificate signed on behalf of Purchaser by its Chief Executive Officer to such effect.

(b)   Purchaser shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing. Seller shall have received a certificate signed on behalf of Purchaser by its Chief Executive Officer to such effect.

2.   The obligation of Purchaser to effect each Closing is subject to the satisfaction of each of the following conditions prior to the Closing, any of which may be waived in writing exclusively by Purchaser:

(a)   The representations and warranties of Seller: (i) contained in Sections II(B)(1) and (4) of this Agreement shall be true and correct in all respects on the date hereof, and shall be true and correct in all respects at and as of the Closing (without any exceptions contained therein) as if made at and as of such time; and (ii) contained in Section II(B)(2) of this Agreement shall be true and correct in all material respects on the date hereof and at and as of the Closing as if made at and as of such time. Purchaser shall have received a certificate signed by Seller to such effect.

(b)   Seller shall have caused Seller's spouse to execute, and Seller shall have delivered to Purchaser, the Spousal Consent in the form attached hereto as Exhibit "C".

(c)   Seller shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing. Purchaser shall have received a certificate signed by Seller to such effect.

IV.   INDEMNIFICATION. Seller and Purchaser agree that any indemnification obligations of the parties hereto shall be governed by and subject to the terms of the Unit Purchase Agreement.

V.   MISCELLANEOUS.

A.   Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned without the prior written consent of each party hereto, and any purported assignment in violation hereof shall be void *ab initio*. All the terms and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective heirs and permitted successors and assigns of Purchaser and Seller.

B.   Governing Law. This Agreement and the transactions contemplated hereby, and all disputes between the parties under or related to this Agreement or the facts and circumstances leading to its execution, whether in contract, tort or otherwise, shall be governed by and construed in accordance with the Laws of the State of Nevada, applicable to contracts executed in and to be performed entirely within the State of Nevada.

C.   Entire Agreement. The Unit Purchase Agreement, this Agreement and the exhibits hereto and thereto and all other agreements contemplated by the Unit Purchase Agreement comprise the entire agreement of the parties with respect to the subject matter hereof and thereof, and no representations or warranties have been made by Purchaser or Seller not contained herein or therein, and no statements, written or oral, made by one of the parties to the other (except as contained or provided for herein) shall be deemed to have been relied upon by the other.

D.   Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

E.   Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, faxed (which is confirmed) or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice). If any such notice or other communication hereunder is mailed in accordance with the foregoing, a copy, which shall not constitute notice hereunder, shall be concurrently faxed to the recipient party at the applicable fax numbers noted below (or at such other fax number for a party as shall be specified by like notice):

    (a)   If to Purchaser, to:

        Boyd Gaming Corporation
        2950 Industrial Road
        Las Vegas, NV 89109-1100
        Attn: Chief Financial Officer and General Counsel
        Fax: (702) 792-7335

        with a copy to:

        Morrison & Foerster LLP
        19900 MacArthur Boulevard
        Irvine, CA 92612-2445
        Attn: Robert M. Mattson, Jr., Esq.
        Fax: 949-251-7438

    (b)   If to Seller, to

        Michael J. Gaughan

        Prior to the Closing (as defined in the Unit Purchase Agreement):
        c/o Coast Hotels and Casinos, Inc.
        4500 West Tropicana Avenue
        Las Vegas, NV 89103
        Fax: (702) 365-7566

        Following the Closing (as defined in the Unit Purchase Agreement):
        9777 Las Vegas Blvd. South
        Las Vegas, NV 89183
        Fax: (702) 797-8001

        with a copy to:

        Gibson, Dunn & Crutcher LLP
        333 South Grand Avenue
        Los Angeles, CA 90071-3197
        Attn: Karen E. Bertero, Esq.
        Fax: (213) 229-6360

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

"PURCHASER"

BOYD GAMING CORPORATION, a Nevada corporation

By: /s/ William S. Boyd
Name: William S. Boyd
Title: Chairman and Chief Executive Officer

"SELLER"

/s/ Michael J. Gaughan
 Michael J. Gaughan

EXHIBIT "A"

Title Exception

The shares of common stock of Purchaser currently owned by Seller are subject to that certain Pledge Agreement, dated as of June 29, 2004, as amended from time to time, between Seller, Martha P. Gaughan and Bank of America, N.A., as secured party, as such Pledge Agreement has been modified by that certain Agreement Regarding Substitution of Collateral and Lien Releases, dated as of July 25, 2006, as amended, by and among Seller, Purchaser, Martha P. Gaughan and Bank of America, N.A.

EXHIBIT "B"

Assignment Separate from Certificate

ASSIGNMENT SEPARATE FROM CERTIFICATE

      FOR VALUE RECEIVED _____ hereby sells, assigns and transfers unto

_____ _____ (_____) shares of Common Stock of

Boyd Gaming Corporation, a Nevada corporation, standing in the undersigned's name on the

books of said corporation represented by Certificate(s) No. _____ herewith, and does

hereby irrevocably constitute and appoint _____ attorney to transfer the

said stock on the books of the said corporation with full power of substitution in the premises.

Dated: _____, 2006

                                  Signature _____

Signature guaranteed:[1]

_____

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[1]The signature must be guaranteed under the medallion guaranty program by a commercial bank having a corresponding banking relationship with a bank in the U.S., by a member firm of the New York Stock Exchange or the American Stock Exchange, or by a member of the National Association of Securities Dealers.

EXHIBIT "C"

Spousal Consent

Spousal Consent

I hereby consent to the sale of shares of Stock as provided by that certain Stock Purchase Agreement (the "<u>Agreement</u>") entered into as of _____, 2006, by and between Michael J. Gaughan ("<u>Seller</u>"), and Boyd Gaming Corporation, a Nevada corporation ("<u>Purchaser</u>"), including any such shares of Stock in which I may have a community property interest.

All capitalized terms not defined herein shall have the definitions set forth in the Agreement.

_____
(Signature of Spouse)

Print Name: _____

Date: _____